Exhibit 4.2

GENIUS SPORTS LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

November 18, 2022

To the Holders of the Warrants (NYSE: GENI WS):

This letter is to inform you that Genius Sports Limited (the “Company”) is hereby, in accordance with the terms of the warrant agreement, dated as of August 13, 2020 (as amended, supplemented or otherwise modified to date, the “Warrant Agreement”), lowering the warrant exercise price of its outstanding warrants (CUSIP number G3934V 117) (the “Warrants”), from $11.50 to a price (if and only if such lowered price is less than $11.50) equal to 74% of the closing price of an ordinary share on the New York Stock Exchange on the trading day prior to the date of delivery of the exercise notice related to such Warrant (the “Reduced Exercise Price”), conditioned on the satisfaction or waiver of the Condition (as defined below). The Company is lowering the exercise price pursuant to Section 3.1 of the Warrant Agreement. The changes made to the Warrant Agreement to reflect the Reduced Exercise Price are set forth in Annex A hereto.

The Company has also entered into an amendment to the Warrant Agreement with the warrant agent, pursuant to Section 9.8 of the Warrant Agreement, which will provide all holders the option, but not the obligation, to exercise their warrants on a cashless basis if the Condition is satisfied (the “Cashless Exercise Amendment”). The amendment to the Warrant Agreement to reflect the Cashless Exercise Amendment is set forth in Annex B hereto.

On the date hereof, the Company has also filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 to solicit consents (the “Consent Solicitation”) from the holders of the outstanding Warrants to amend the exercise period in the Warrant Agreement so that the Warrants will expire on January 18, 2023 (twenty business days following the first business day following the Expiration Date (defined below) of the Consent Solicitation) (the “Warrant Expiration Amendment” and obtaining such requisite consent from the holders of the outstanding warrants is referred to as the “Condition”)).

The Consent Solicitation will be open until 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which we may extend. The date and time at which the Consent Period ends is referred to as the “Expiration Date”).

The ability to exercise your Warrants at the Reduced Exercise Price and pursuant to the Cashless Exercise Amendment is conditioned on the satisfaction or waiver of the Condition. If the Warrant Expiration Amendment is approved, you would be able to exercise your Warrants at the Reduced Exercise Price on a cash or cashless basis beginning on the business day following the Expiration Date and for twenty business days thereafter until January 18, 2023.

Prior to the satisfaction of the Condition, any exercise of the Warrants shall be on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

The purpose of the Reduced Exercise Price, Cashless Exercise Amendment and Warrant Expiration Amendment is to attempt to simplify the Company’s capital structure and reduce the potential dilutive impact of the Warrants, thereby providing the Company with more flexibility for financing its operations in the future. If the Warrant Expiration Amendment is approved and you do not exercise your Warrants prior to January 18, 2023, the Warrants will expire worthless.

Thank you for your time.

Sincerely,

/s/ Nicholas Taylor Nicholas Taylor
Chief Financial Officer
Genius Sports Limited

Annex A

The modifications to Section 3.1 of the Warrant Agreement to reflect the Reduced Exercise Price are indicated below by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below.

3.1. Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Common Stock stated therein, at the price equal to 74% of the closing price of the Ordinary Shares on the New York Stock Exchange on the trading day prior to the date a Registered Holder delivers an exercise notice to the Company with respect to the amount of Warrants such Registered Holder wishes to exercise (if and only if such price would be less than $11.50 per share) ~~$11.50 per share~~ , subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which shares of Common Stock may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law); provided that the Company shall provide at least five days’ prior written notice of such reduction to Registered Holders of the Warrants; and provided further, that any such reduction shall be identical among all of the Warrants.

Annex B

The modifications to the Warrant Agreement to reflect the Cashless Exercise Amendment are indicated below. A new Section 3.3.1(f) was added in its entirety.

(f) on a cashless basis, by directing the Company to issue such number of Ordinary Shares over which Warrants are being exercised by the Registered Holder as is equal (but rounded up to the nearest whole number of Ordinary Shares) to the quotient obtained by dividing (x) the aggregate Warrant Price by (y) the “Fair Market Value” (as defined in this subsection 3.3.1(f)) to a subsidiary of the Company, which will pay the aggregate Warrant Price in cash to the Company on the Registered Holder’s behalf. Solely for purposes of this subsection 3.3.1(f)), the “Fair Market Value” shall mean the closing price of the Ordinary Shares on the NYSE on the trading day prior to the date on which notice of exercise of the Warrant is delivered to the Warrant Agent. Should a Registered Holder elect to exercise their Warrants pursuant to this subsection 3.3.1(f), the Company will issue to the Registered Holder the balance (if any) of the number of Ordinary Shares over which such Warrants are being exercised by the Registered Holder (after the payment of aggregate Warrant Price by, and the issue of Ordinary Shares to, the subsidiary of the Company pursuant to this subsection 3.3.1(f)).

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